Tuesday 29 July 2014

National Grid plc (‘the Company’)

AGM poll results

Yesterday, 28 July 2014, the Company held its 2014 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

Resolution	Details	For (% of shares voted)	Against (% of shares voted)
1	To receive the Annual Report and Accounts	99.79	0.21

2	To declare a final dividend	99.91	0.09

3	To re-elect Sir Peter Gershon	98.42	1.58

4	To re-elect Steve Holliday	99.03	0.97

5	To re-elect Andrew Bonfield	97.53	2.47

6	To re-elect Tom King	98.84	1.16

7	To elect John Pettigrew	98.90	1.10

8	To re-elect Philip Aiken	97.71	2.29

9	To re-elect Nora Mead Brownell	99.29	0.71

10	To re-elect Jonathan Dawson	99.25	0.75

11	To elect Therese Esperdy	99.69	0.31

12	To re-elect Paul Golby	99.40	0.60

13	To re-elect Ruth Kelly	99.42	0.58

14	To re-elect Mark Williamson	99.30	0.70

15	To reappoint the auditors PricewaterhouseCoopers LLP	99.46	0.54

16	To authorise the Directors to set the auditors’ remuneration	99.55	0.45

17	To approve the Directors’ remuneration policy	96.31	3.69

18	To approve the Directors’ Remuneration Report other than the remuneration policy	99.00	1.00

19	To approve changes to the National Grid plc Long Term Performance Plan	96.35	3.65

20	To authorise the Directors to allot ordinary shares	97.24	2.76

21	To authorise the Directors to operate a Scrip Dividend Scheme	99.55	0.45

22	To authorise capitalising reserves for the Scrip Dividend Scheme	99.54	0.46

23*	To disapply pre-emption rights	97.97	2.03

24*	To authorise the Company to purchase its own ordinary shares	99.66	0.34

25*	To authorise the Directors to hold general meetings on 14 clear days’ notice	87.77	12.23

• Special resolution

As required by the Listing Rules, copies of AGM resolutions numbers 19-25 will be made available for inspection from the National Storage Mechanism, situated at: www.morningstar.co.uk/uk/NSM

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website
http://investors.nationalgrid.com/shareholder-services/agm-information/2014.aspx